UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  October 2007

Commission File Number:  0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion Reports Record Revenues for Third Quarter 2007 dated October 31st , 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

               ALVARION LTD.

Date: October 31st, 2007                                                                                    By: /s/ Efrat Makov
                                                      Name: Efrat Makov
                                                      Title:   CFO

EXHIBIT 1
Contacts
Efrat Makov, CFO                                                         Claudia Gatlin, Investor Relations
+972-3-645-6252                                                             +212-830-9080
+760-517-3187                                                                claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion Reports Record Revenues for Third Quarter 2007

BreezeMAX™ Shipments Exceed $100 Million in First Nine Months of 2007

TEL AVIV, Israel – October 31, 2007 - Alvarion Ltd. (NASDAQ: ALVR), the leading provider of WiMAX™ and wireless broadband solutions, today announced financial results for the third quarter ended September 30, 2007.

Highlights:
•	Record revenues of $60.6 million, up 39% from Q3 2006;

•	Record BreezeMAX revenues of $35 million;

•	Non-GAAP EPS of $0.04; GAAP EPS of $0.01;

•	Positive operating cash flow of over $3 million.

In the third quarter of 2007, revenues reached a new record of $60.6 million, an increase of 5% from $57.5 million in the second quarter of 2007, and 39% from $43.7 million in the third quarter of 2006.

GAAP net income in the third quarter of 2007 was $621,000, or $0.01 per share, which included income from discontinued operations of $750,000. Net loss from continuing operations was ($129,000) or ($0.00) per share, compared to a loss from continuing operations of ($482,000), or ($0.01) per share in Q2. Loss from continuing operations in the third quarter of 2006 was ($2.4) million, or ($0.04) per share.

Excluding the results of the discontinued operations, amortization of acquired intangibles and deferred stock compensation, on a non-GAAP basis, the company reported a net profit of approximately $2.4 million, or $0.04 per diluted share, compared with a non-GAAP net profit of approximately $2.0 million, or $0.03 per diluted share in the second quarter of 2007, and a non-GAAP net profit of approximately $68,000, or $0.00 per diluted share in Q3 2006.

The company generated positive cash flow from continuing operating activities of approximately $3.6 million during Q3 2007. Cash reserves as of September 30, 2007 totaled approximately $125 million, up from about $122 million in the previous quarter.

For supplemental information to facilitate evaluation of the impact of non-cash charges and comparisons with historical results of continuing and discontinued operations, see the attached table showing the detailed reconciliation of GAAP to non-GAAP results for Q3 2007 and the comparative quarters.

Comments from Management
“We are pleased to report another quarter of record revenues and we are on track to achieve ou
r 25-30% growth objective for 2007,” said Tzvika Friedman, President and CEO of Alvarion. “BreezeMAX revenue was more than double the level of a year ago.  WiMAX shipments remained at a high level and we ended the quarter with over 200 commercial deployments, up from about 170 at the end of Q2.  Many of these deployments are still in the early stages, and represent significant opportunities for future expansion.”

Q4 2007 Guidance
The company’s revenue guidance for Q4 2007 is $61 to $65 million.  Based on this revenue range, non-GAAP per share results from continuing operations are expected to range between $0.02 and $0.05.  GAAP per share results are expected to range between $(0.01) and $0.02.

Alvarion’s management will host a conference call today, October 31, at 9:00 a.m. Eastern time to discuss the quarter. To participate in the call, please dial one of the following numbers approximately five minutes prior to the scheduled start time:
USA: (800)-943-2431, International: +1-(303)-223-0112.

The public is invited to listen to the live webcast of the conference call. For details please visit Alvarion’s website at www.alvarion.com.
An archive of the on-line broadcast will be available on the website.
A replay of the call will be available from 12:00pm. EDT on November 1, 2007 through 12:00pm. EST on December 1, 2007.

To access the replay, please call:
USA: (USA) (800) 633-8284; International: +1(402)-977-9140.
To access the replay, users will need to enter the following code: 21352131.
About Alvarion
With more than 3 million units deployed in over 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.
Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

ALVARION LTD. & ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (*)
U.S. dollars in thousands (except per share data)

	Nine	Nine	Three	Three	Three
	Months Ended	Months Ended	Months Ended	Months Ended	Months Ended
	September 30,	September 30,	September 30,	September 30,	June 30,
	2007	2006	2007	2006	2007

Sales	$170,236	$131,327	$60,612	$43,691	$57,546

Cost of sales	84,863	65,574	30,644	21,546	28,420

Gross profit	85,373	65,753	29,968	22,145	29,126

Operating expenses:
Research and development, net	37,571	27,939	12,721	9,894	13,075
Selling and marketing	40,976	32,340	14,710	11,489	13,621
General and administrative	11,647	10,268	3,946	3,538	3,787
Amortization of intangible assets	1,908	2,007	636	669	636

Total Operating expenses	92,102	72,554	32,013	25,590	31,119

Operating loss	(6,729)	(6,801)	(2,045)	(3,445)	(1,993)

Financial income, net	5,059	2,499	1,916	1,007	1,511

Loss from continuing operations	(1,670)	(4,302)	(129)	(2,438)	(482)

Income (loss) from discontinued operations, net	1,804	(30,213)	750	455	618

Net income (loss)	$134	$(34,515)	$621	$(1,983)	$136

Basic net earnings (loss) per share:
Continuing operations	$(0.03)	$(0.07)	$(0.00)	$(0.04)	$(0.01)
Discontinued operations	$0.03	$(0.50)	$0.01	$0.01	$0.01
Total	$0.00	$(0.57)	$0.01	$(0.03)	$0.00

Weighted average number of shares used in computing basic net earnings (loss) per share	62,031	60,698	62,511	61,086	62,097

Diluted net earnings (loss) per share:
Continuing operations	$(0.03)	$(0.07)	$(0.00)	$(0.04)	$(0.01)
Discontinued operations	$0.03	$(0.50)	$0.01	$0.01	$0.01
Total	$0.00	$(0.57)	$0.01	$(0.03)	$0.00

Weighted average number of shares used in computing diluted net earnings (loss) per share	64,433	60,698	65,263	61,086	64,316

(*) Results of Cellular Mobile Unit that was sold in November 2006, are classified as discontinued operations and are not included in the results from continuing operations.

ALVARION LTD. & ITS SUBSIDIARIES
RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENT OF INCOME (*)
U.S. dollars in thousands (except per share data)

		Three			Three
		Months Ended			Months Ended
		September 30,2007			June 30,2007
	GAAP	Adjustments		Non-GAAP	Non-GAAP
Sales	$60,612	$-		$60,612	$57,546

Cost of sales	30,644	(148)	(a)	30,496	28,280

Gross profit	29,968	148		30,116	29,266

Operating expenses:
Research and development, net	12,721	(491)	(a)	12,230	12,629
Selling and marketing	14,710	(434)	(a)	14,276	13,217
General and administrative	3,946	(852)	(a)	3,094	2,975
Amortization of intangible assets	636	(636)	(b)	-	-

Total Operating expenses	32,013	(2,413)		29,600	28,821

Operating profit (loss)	(2,045)	2,561		516	445

Financial income, net	1,916	-		1,916	1,511

Income (loss) from continuing operations (a)	(129)	2,561		2,432	1,956

Income from discontinued operations, net	750	(750)		-	-

Net income	$621	$1,811		$2,432	$1,956

Basic net earnings (loss) per share:
Continuing operations	$(0.00)			0.04	$0.03
Discontinued operations	$0.01
Total	$0.01

Weighted average number of shares used in computing basic net earnings (loss) per share	62,511			62,511	62,097

Diluted net earnings (loss) per share:
Continuing operations	$(0.00)			$0.04	$0.03
Discontinued operations	$0.01
Total	$0.00

Weighted average number of shares used in computing diluted net earnings (loss) per share	65,263			65,263	64,316

(*) Results of Cellular Mobile Unit that was sold in November 2006, are classified as discontinued operations and are not included in the results from continuing operations.

(a) The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting
Standards No. 123(R), "Share-Based Payment" on January 1, 2006 using the modified-prospective transition method.

(b) The effect of amortization of intangible assets.

ALVARION LTD.& ITS SUBSIDIARIES

DISCLOSURE OF NON-US GAAP NET INCOME

FOR COMPARATIVE PURPOSES NET INCOME AND EARNINGS PER SHARE FROM CONTINUING OPERATIONS EXCLUDING AMORTIZATION OF ACQUIRED INTANGIBLES, DEFERRED STOCK COMPENSATION AND INCOME (LOSS) FROM DISCONTINUED OPERATIONS

U.S. dollars in thousands (except per share data)

	Nine	Nine	Three	Three	Three
	Months Ended	Months Ended	Months Ended	Months Ended	Months Ended
	September 30,	September 30,	September 30,	September 30,	June 30,
	2007	2006	2007	2006	2007

Net income (loss) according to US GAAP	$134	$(34,515)	$621	$(1,983)	$136

Amortization of acquired current technology and customer relationships	1,908	2,007	636	669	636

Amortization of deferred stock compensation	5,482	4,751	1,925	1,837	1,802

Loss (income) from discontinued operations	(1,804)	30,213	(750)	(455)	(618)

Net Income from continuing operations excluding amortization of acquired intangibles, deferred stock compensation and income (loss) from discontinued operations	$5,720	$2,456	$2,432	$68	$1,956

Basic net earnings per share from continuing operations excluding amortization of acquired intangibles, deferred stock compensation and income (loss) from discontinued operations	$0.09	$0.04	$0.04	$0.00	$0.03

Weighted average number of shares used in computing basic net earnings per share	62,031	60,698	62,511	61,086	62,097

Diluted net earnings per share from continuing operations excluding amortization of acquired intangibles, deferred stock compensation and income (loss) from discontinued operations	$0.09	$0.04	$0.04	$0.00	$0.03

Weighted average number of shares used in computing diluted net earnings per share	64,433	63,659	65,263	63,369	64,316

ALVARION LTD.& ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2007	2006
ASSETS
Cash, cash equivalents, short-term and long-term investments	$125,435	$118,426
Trade receivables	34,735	34,332
Other accounts receivable	14,975	12,474
Inventories	44,796	30,539
Severance pay fund	10,952	8,749

INVESTMENT IN AFFILIATES	1,988	-

PROPERTY AND EQUIPMENT, NET	11,056	10,379

GOODWILL AND OTHER INTANGIBLE ASSETS	59,335	61,243

DISCONTINUED ASSETS	2,152	3,921

TOTAL ASSETS	$305,424	$280,063

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables	$21,251	$22,418
Other accounts payable and accrued expenses	58,115	42,295

Total current liabilities	79,366	64,713

ACCRUED SEVERANCE PAY	15,442	12,694

DISCONTINUED LIABILITIES	4,267	7,355

TOTAL LIABILITIES	99,075	84,762

SHAREHOLDERS' EQUITY	206,349	195,301

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$305,424	$280,063

ALVARION LTD.& ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands
Three
Months ended
September 30, 2007

Cash flows from operating activities:
Net profit	$621
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	1,195
Amortization of deferred stock compensation	1,925
Amortization of intangibles assets	636
Decrease in trade receivables	3,932
Increase in other accounts receivable and prepaid expenses	(366)
Decrease in inventories	685
Decrease in trade payables	(7,454)
Increase in other accounts payables and accrued expenses	3,391
Accrued severance pay, net	(213)
Net income from discontinued operations	(750)
Net cash provided by operating activities from continuing operations	3,602

Net cash used in operating activities from discontinued operations	(450)

Net cash provided by operating activities	3,152

Cash flows from investing activities:
Purchase of fixed assets	(1,405)
Investment in affiliates	(600)
Net cash used in investing activities from continuing operations	(2,005)

Cash flows from financing activities:
Proceeds from exercise of employees' stock options	2,195
Net cash provided by financing activities from continuing operations	2,195

Increase in cash, cash equivalents, short-term and long-term investments from continuing operations	3,792
Decrease in cash, cash equivalents, short-term and long-term investments from discontinued operations	(450)
Increase in cash, cash equivalents, short-term and long-term investments	3,342

Cash, cash equivalents, short-term and long-term investments at the beginning of the period	122,093
Cash, cash equivalents, short-term and long-term investments at the end of the period	$125,435